CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
(877) 847-4143

March 14, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Variable Series Trust
File Nos: 333-177369 and 811-22613
CIK No. 0001532747
Accession No. 0001532747-14-000119 Acceleration Request Pursuant to Rule 461 of the 1933 Act

Dear Commissioners:

We are writing on behalf of the above referenced Registrant with regard to the captioned registration statement, for which registration statement we request an effective date of April 28, 2014 and request acceleration in accordance with Rule 461.  Also, we have filed a letter with the post-effective amendment acknowledging that we will not use the staff review and comment process as a defense in any securities-related litigation against us, as requested.

To our knowledge, no distribution of copies of the post-effective amendment or the prospectus contained therein has been made to prospective investors.  Distributions thereof have been made only for purposes of internal use by the Registrant and for regulatory filings.

The Registrant represents that its request is consistent with the public interest and the protection of investors. We are aware of our obligations under the Securities Act of 1933.

Please contact the undersigned at 312-730-9721 with any questions or comments you may have concerning the enclosed.

Sincerely,
/s/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President
Curian Variable Series Trust